Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO:	Ernst & Young LLP

AND TO:

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

The Manitoba Securities Commission

Nova Scotia Securities Commission

Nunavut Securities Office

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

Neptune Wellness Solutions Inc. (the “Corporation”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the resignation of Ernst & Young LLP (the “Former Auditor”) as the auditor of the Corporation on September 23, 2021, on their own initiative. The Corporation confirms that:

1.	The board of directors of the Corporation and its audit committee have considered the resignation of the Former Auditor and has accepted the Former Auditor’s resignation as auditor of the Corporation.

2.

The auditor’s report of the Former Auditor on the annual audited consolidated financial statements of the Corporation for the most recent financial years preceding the date of this notice, being the report for the financial year ended March 31, 2021, and with any subsequent period to date did not express any modified opinion.

3.	In the opinion of the Corporation, there are no reportable events as such term is defined in Section 4.11(1) of NI 51-102.

DATED as of the 23rd day of September, 2021.

NEPTUNE WELLNESS SOLUTIONS INC.

By:	/s/ Toni Rinow
Toni Rinow Chief Financial Officer